UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Greenwood Gold Resources, Inc.

(Name of Issuer)

Common stock

     (Title of Class of Securities)

39715P 108

(CUSIP Number)

Conrad Lysiak, Metropolitan Financial Center, 601 West First Ave, Suite 903, Spokane, WA  99201

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box. [     ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240-13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No……………….. 39715P 108

1.           Name(s) of Reporting Persons: Gary D. Alexander

              I.R.S. Identification Nos. of above persons: N/A

2.           Check the Appropriate Box if a Member of a Group (See Instructions)               ___________(a)
                                                       ___________ (b)

3.           SEC Use Only

4.           Source of Funds: PF

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)   N/A

6.           Citizenship or Place of Organization:     United States

Number of shares beneficially owned by each reporting person with:

7.           Sole Voting Power:                                                      3,000,000

8.           Shared Voting Power:                                                  N/A

9.           Sole Dispositive Power                                               3,000,000

10.         Shared Dispositive Power:                                          N/A

11.         Aggregate Amount Beneficially Owned by Each Reporting Person: 3,000,000 shares of common stock

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (  )

13.         Percent of Class Represented by Amount in Row (11)     47.42%

14.         Type of Reporting Person:  IN

Item 1.          Security and Issuer

This statement on Schedule 13D relates to the shares of Common Stock, par value of $0.001 per share (the “Common Stock”), of Greenwood Gold Resources, Inc., a Nevada corporation (the “Company”). The Company’s principal executive offices are located at 4285 S.W. Martin Highway, Palm City, Florida, 34990.

Item 2.          Identity and Background

(a)	This statement is filed by Gary D. Alexander (the “Reporting Person”).

(b)	Residence or Business address: 4285 S.W. Martin Highway, Palm City, FL, 34990.

(c)	Present Principal Occupation or Employment: President of Treasure Coast Private Equity, LLC in Palm City, FL.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities law or finding any violation with respect to such laws.

(f)	Citizenship: American

Item 3.          Source and Amount of Funds or Other Consideration

The Reporting Person acquired 3,000,000 shares of the Company’s common stock on April 1, 2008 in consideration of $3,000.00.  The shares were acquired through a private placement pursuant to Section 4(2) of the Securities Act of 1933.

Item 4.          Purpose of Transaction

The Reporting Person acquired the shares for investment purposes only.

There are no plans or proposals which, the reporting person may have, which relates to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)
Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; OR

(j)	Any action similar to any of those enumerated above.

Item 5.          Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 3,000,000 shares of the Issuer’s common stock and therefore 47.42% of the Issuer’s total issued and outstanding shares.

(b)	The Reporting Person has sole voting power and dispositive power to the 3,000,000 shares he owns directly.

(c)	The Reporting Person has not engaged in any transactions relating to the Company’s securities during the past sixty days that are not reported in Item 1 and 3, above.

(d)	Except as described in this Schedule, no person has the power to direct the receipt of dividends on or the proceeds of sales of the common stock owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.          Material to be filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 2, 2009

         GARY D. ALEXANDER
Gary D. Alexander